SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                                  28 April 2005


                                  BT Group plc
                 (Translation of registrant's name into English)


                                    BT Centre
                                81 Newgate Street
                                     London
                                    EC1A 7AJ
                                     England

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:  1.  21CN Network Suppliers announcement made on 28 April 2005





DC05-255
April 28th, 2005

                        BT ANNOUNCES PREFERRED SUPPLIERS
                       FOR 21st CENTURY NETWORK PROGRAMME

BT today took a major step towards delivering its 21st Century Network with the selection of its preferred suppliers. The 21st Century Network is the world's most radical next generation network transformation programme. It will require an investment by BT of up to GBP10 billion over the next five years and will put the UK at the cutting edge of innovation, providing industry with a real competitive advantage, and consumers with a world-class communication service for the 21st Century.

The announcement is the culmination of two years of discussions and negotiations with over 300 potential technology suppliers from all corners of the world. This is has been an extremely competitive process in what is one of the largest single procurement programmes ever undertaken in the communications industry.

A final list of eight preferred suppliers has been chosen to work with BT in five strategic domains:

     1. Fujitsu and Huawei have been chosen in the access domain which will link BT's existing access network with the new 21CN.
     2. Alcatel, Cisco and Siemens have been selected as preferred suppliers for metro nodes which provide routing and signalling for 21CN's voice, data and video services.
     3. Cisco and Lucent will be 21CN's preferred suppliers for core nodes providing high capacity and cost efficient connections between metro nodes.
     4. Ericsson has been selected in the i-node domain - in essence the intelligence that controls the services.
     5. Ciena and Huawei have been chosen in the transmission domain to supply the optical electronics that will convert the signals carried at high capacity over the cables connecting the metro and core nodes.

The selection of these eight suppliers will allow dozens of smaller and innovative subcontractors to become involved in the delivery of the 21st Century Network. The programme will attract significant new investment and employment to the UK.

Matt Bross, BT Group's chief technology officer said: "The capability that BT is putting in place through this investment in 21CN is unequalled anywhere in the world. It will enable us to introduce new services at a speed that is simply impossible today."

Paul Reynolds, BT Wholesale chief executive, the BT Board member responsible for the programme, added: "21 CN is a key infrastructure that will fuel the UK economy and provide a flexible way for consumers to use new services. The selection of the preferred suppliers is an incredibly important building block towards that vision. 21CN will also radically reduce BT's cost base, with identified savings of around one billion pounds a year."

In order to achieve world class delivery of the programme, the selection of suppliers has been about much more than choosing technology and selecting partners. The commercial agreements, which the company expects to conclude over the summer, will include open standards and a focus on whole life costs.

                                     -ends-

Inquiries about this news release should be made to the BT Group Newsroom on its
 24-hour number: 020 7356 5369. From outside the UK dial + 44 20 7356 5369. All news releases can be accessed at our web site: http://www.bt.com/newscentre

Notes to editors

Preferred suppliers have been chosen across each of five strategic domains. The domains are access, metro, core, i-nodes, transmissions.

Access     Metro      Core          I-Nodes         Transmission

Fujitsu    Alcatel    Cisco         Ericsson        Ciena
Huawei     Cisco      Lucent                        Huawei
           Siemens

   -Access - the access domain in this context is the aggregation equipment
    (multi-service access node - MSANs) which will link BT's existing access network, initially carrying voice and data services from end users on to the 21CN core IP based network.

   -Metro nodes provide the routing and signalling functions for the unified
    21CN network for voice, data and video.

   -Core nodes are the high capacity, large scale routers providing cost efficient connections between metro nodes.

   -i-node is where the service execution functionality is located - in essence the intelligence that controls services. In the 21CN context, this includes soft switches, network intelligence and bandwidth management capabilities.

   -Transmission includes the optical fibre transport infrastructure that connects all nodes in 21CN but also the electronics that converts the signals carried at high capacity over the cables connecting the MSANs, metro and core nodes. Much of the optical fibre infrastructure is already in place and today we are announcing the preferred suppliers for the optical electronics.

About BT

BT is one of the world's leading providers of communications solutions serving customers in Europe, the Americas and Asia Pacific. Its principal activities include IT and networking services, local, national and international telecommunications services, and higher-value broadband and internet products and services.

BT consists principally of three lines of business:

   -BT Retail, providing a comprehensive range of communications and related services to more than 20m UK consumers and businesses.

   -BT Wholesale, providing network services and solutions within the UK to more than 600 fixed and mobile operators and service providers including the provision of broadband and private circuits.

   -BT Global Services, providing IT and networking services to meet the needs of multi-site organisations globally. BT Global Services operates in more than 130 countries and also offers international carrier services.

In the year ended 31 March 2004, BT Group's turnover was GBP18,519 million with profit before goodwill amortisation, exceptional items and taxation of GBP2,013 million.

BT Group plc is listed on stock exchanges in London and New York. British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group and encompasses virtually all businesses and assets of the BT Group.

For more information, visit www.bt.com/aboutbt






Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary. Head of Shareholder Services


Date: 28 April 2005